File Nos. 70-7218
                                                                  70-7113

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      AMENDMENT NO. 33 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           --------------------------

                                CSW CREDIT, INC.
                           1616 Woodall Rogers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                       CENTRAL AND SOUTH WEST CORPORATION
                           1616 Woodall Rogers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                 (Names of companies filing this application and
                     address of principal executive offices)

                           --------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                           --------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                           1616 Woodall Rogers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)


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                  Central and South West Corporation, a Delaware corporation
("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and CSW Credit, Inc., a Texas corporation and a wholly-- owned non-utility subsidiary of CSW ("CSW Credit"), hereby amend the Form U-1 Application-Declarations in File Nos. 70-7218 & 70-- 7113 (the "Application-Declarations") in the following respects. In all other respects the Application-Declarations as previously filed and amended will remain the same. Item 1. Description of the Proposed Transaction.
                  CSW and CSW Credit hereby request, as more fully described in subsection (2) below, a short-term, partial exemption from the 50% Restriction (as defined below), which was imposed by previous orders of the Commission, to permit CSW Credit to factor, through December 31, 2000, an amount up to (a) $450 million of accounts receivable of Houston Lighting & Power Company ("HLP"), plus
(b) $100 million of additional non- associate utility accounts receivable, at any given time on a 12- month rolling monthly average basis.
         (1)      History
                  CSW owns all of the common stock of four domestic electric operating subsidiaries, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company (collectively, the "CSW Operating Companies"). CSW's other subsidiaries include CSW Energy, Inc., CSW Credit, CSW Leasing, Inc., Central and South West Services, Inc., CSW Communications, Inc., EnerShop Inc. and SEEBOARD plc ("SEEBOARD").

                  By order dated July 19, 1985, HCAR No. 23717; 70-7113 (the "1985 Order"), the Commission authorized CSW to organize CSW Credit for the purposes of factoring the accounts receivable of the CSW Operating Companies. Pursuant to the 1985 Order, CSW Credit was authorized to borrow up to $320 million, and CSW was authorized to make equity investments in CSW Credit up to $80 million.
                  By order dated July 31, 1986, HCAR No. 24157; 70-7218 (the "1986 Order"), the Commission authorized the expansion of the scope of CSW Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized CSW Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in CSW Credit of up to $40 million to maintain CSW Credit's equity-to-debt capitalization ratio. The 1986 Order also provided that CSW Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12 month period (the "50% Restriction").
                  The provisions of the 1985 Order and the 1986 Order were extended to December 31, 1989, with specified authorized levels of borrowings and related equity investments. HCAR No. 24575; 70-7218, 70-7113 (Feb. 8, 1988). Specifically, the Commission authorized CSW Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to

$320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. CSW was authorized to make equity investments in CSW Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively. In all other respects, the previously granted authority was extended through December 31, 1989.
                  By order dated December 27, 1989, HCAR No. 25009; 70- 7218 & 70-7113, the Commission authorized a reduction in the equity-to-debt capitalization from approximately 20% to not less than 15%.
                  By order dated August 30, 1990, HCAR No. 25138; 70-7218 & 70-7113, the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.
                  By order dated December 24, 1991, HCAR No. 25443; 70- 7218 & 70-7113, the Commission authorized CSW Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.
                  On May 29, 1992, CSW and CPL entered into a settlement with Houston Industries Incorporated and its subsidiary, HLP, to normalize business relations between the two systems and to settle several disputes which had existed between the two systems for some time. One such dispute involved allegations by CPL that HLP breached its duties and obligations in its performance as the project manager for the South Texas Project Electric Generating Station. Other disputes included wheeling and transmission claims as well as other Electric Reliability Council of Texas operating disputes that existed not only between HLP and CPL but also between HLP and other CSW Operating Companies. For a discussion of CPL's demand for arbitration and the litigation related to it, see "Item 1. Business -- South Texas Project -- HLP Arbitration" in the CPL 1991 Annual Report on Form 10-K, a copy of which is attached as Exhibit 5 hereto and incorporated herein by reference.
                  As part of the normalization of business relations between the parties, HLP and CSW Credit entered into a settlement agreement under which CSW Credit would purchase electric utility receivables from HLP. The settlement agreement, inter alia, provided for HLP to factor accounts receivable to CSW Credit for a period of twelve and one-half years. Pursuant to the rate settlement agreement entered into between CPL and the Public Utility Commission of Texas, economic benefits of factoring HLP receivables inure to the benefit of CPL's ratepayers. Proceeds from the factoring arrangement amortize CPL's Mirror Construction Work in Progress ("Mirror CWIP") asset included in CPL's rate base. As CPL's Mirror CWIP is amortized, the rates which its customers would otherwise pay are reduced. Thus, the more HLP receivables CSW Credit factors, the greater the economic benefit received by CPL's ratepayers through lower rates. By Order dated December 29, 1992, HCAR No. 25720, File No. 70-8037 (the "1992 Order"), the Commission authorized CSW Credit, among other things, to borrow up to an additional $650 million during the twelve and one-half year term of the HLP agreement; provided, that such borrowings were to be used to purchase accounts receivable of HLP, subject to the 50% Restriction.
                  The initial version of the application in respect of the 1992 Order also requested authorization for the factoring of

HLP receivables without regard to the 50% Restriction. However, at the request of the Commission's staff this request was withdrawn pending the outcome of Administrative Proceeding File No. 3-7027, which is summarized below. To CSW and CSW Credit's knowledge, this intervening event and the exceptional circumstances surrounding the HLP settlement were never considered by the Commission in rendering its decision in the Administrative Proceeding.
                  Administrative Proceeding File No. 3-7027. In 1987, CSW and CSW Credit filed an application (the "1987 Application") requesting that CSW Credit be allowed to factor the accounts receivable of non-associate utilities without regard to the level of its factoring of accounts receivable of utilities associated with CSW. To finance the proposed expansion of its business, CSW Credit sought to borrow up to an additional $750 million pursuant to bank lines of credit or commercial paper. Similarly, CSW requested authority to make equity investments in CSW Credit by way of capital contributions or purchases of CSW Credit common stock up to an additional $150 million in order to maintain CSW Credit's then equity-to-debt capitalization ratio of 20%.
                  In 1989, the Commission's Chief Administrative Law Judge issued an initial decision (the "Initial Decision") approving the 1987 Application. The Chief Administrative Law Judge found that, since CSW Credit's factoring business satisfied the three-part test announced in Jersey Central Power & Light Co., HCAR No. 24348 (March 18, 1987), the amount of receivables that CSW Credit factors from non-associate utilities need not be limited to the amount of receivables purchased from associate companies.

                  The Division of Investment Management (the "Division") petitioned the Commission for review of the Initial Decision. The Commission granted the Division's petition, and in CSW Credit, Inc., et al., HCAR No. 25995 (March 2, 1994) (the "1994 Order"), the Commission ruled that the activities of CSW Credit were not factually similar to Jersey Central and, as a result, a majority of the business conducted by CSW Credit must be with associates. However, despite its order upholding the 50% Restriction, the Commission recognized the merit of CSW's request, stating that:
                  Approval arguably would permit CSW to benefit from economies of scale in the factoring business, which in turn (assuming profitable operations and an adequate return on capital) would benefit CSW's consumers and investors; moreover, consumers and investors of non-affiliates served by CSW Credit presumably would also stand to benefit to some degree from lower factoring costs.
Id. at 4. A close reading of the 1994 Order leaves the clear impression that the Commission would be receptive to a request for short-term relief from the 50% Restriction based upon extraordinary facts and circumstances.
                  The present request for short-term relief is based upon recent, extraordinary events that are factually distinct from the request preceding the 1994 Order, even though the relief is related to the same non-utility business. The HLP settlement, although made prior to the Commission's decision in the Administrative Proceeding, to the knowledge of CSW, was not entered into the record before the Commission and was never considered by the Commission in rendering its decision. The present Application is based upon factual predicates -- the HLP settlement, the Transok, Inc. ("Transok") sale and the acquisition of SEEBOARD -- that are different from those considered in the Administrative Proceeding and involves unique, equitable considerations.
                  As such, the Commission's decision in the Administrative Proceeding is not inconsistent with granting the relief requested herein. Moreover, the Commission expressed dissatisfaction with the perceived strictness of the Act in the 1994 Order as set forth in the passage above and in its subsequent report to Congress proposing repeal and administrative reform of the Act. The present request seeks a temporary, limited exemption from the 50% Restriction that would alleviate the harm otherwise attendant to strict enforcement of the 50% Restriction based upon the facts and circumstances set forth herein.
                  Recent events and statements by the SEC support an interpretation of the Act, wherever reasonable, that does not hamstring the efforts of registered holding companies to pursue worthwhile business initiatives that are not contrary to the purposes of the Act. In this regard, subsequent to the 1994 Order, the Department of Investment Management of the Securities and Exchange Commission recommended repeal of the Act and, pending repeal, administrative reform including adoption of a more flexible approach toward diversification activities by registered holding companies. This approach would entail, for example, a review of proposed diversification activities based upon "the plain meaning of the statute" so that activities that are "economically necessary or appropriate" and "not detrimental to the proper . . . functioning of the integrated public holding company system" would be appropriate under the Act.

                  Due in part to the SEC Report, the period since the 1994 Order has seen a shift toward making the Act less of an obstacle to beneficial business initiatives of registered companies. Among other things, Congress has amended the Act to allow registered holding companies to make investments in exempt telecommunications companies without seeking Commission approval. In addition, the Commission has enacted amendments to Rule 45 and Rule 52 to give registered companies more flexibility in routine financing transactions and making capital contributions and open account advances to their subsidiaries. The Commission has also proposed a new partial safe harbor to facilitate investments by registered holding companies in diversified energy-related activities.
                  Thus, the present application presents extraordinary facts and legal questions which make it inequitable to strictly enforce the 50% Restriction upheld in the 1994 Order. As set forth below, the legal questions presented are addressed by neither the Act nor the Commission's earlier decisions, and the present application requests temporary relief that the Commission has discretion to grant under the Act.
         (2)      Nature of Requests
                  (a) Factoring of HLP and additional non-associate utility receivables
                  CSW and CSW Credit recognize that the 50% Restriction is the basic criterion for evaluating whether non-utility businesses are "primarily" serving a utility system's operations. However, the present circumstances demonstrate that the 50% Restriction does not always fulfill its purpose of determining whether non-utility businesses are "primarily" serving the utility system's operations because: (1) certain non-utility business cannot fairly be categorized as either affiliate or non-affiliate; and (2) the strict application of the 50% Restriction can produce results that are contrary to the purposes of the Act in that it discourages a registered holding company from pursuing actions that are pro-competitive, enhance its financial strength and simplify its utility system.
                  The 50% Restriction should not be strictly applied when a registered company takes action for reasons wholly related to, and which completely serve, its utility operations and in which the non-utility business is only a means of achieving those ends or is only coincidentally affected. Similarly, the 50% Restriction should not be strictly applied where the measures taken to avoid non-compliance may cause long-term harm to the affected non-utility business and to the utility system.
                  Based upon the foregoing and as described more fully below, CSW and CSW Credit request a temporary, partial exemption from the 50% Restriction through December 31, 2000 to permit CSW Credit to factor an amount up to $450 million of accounts receivable of Houston Lighting & Power Company, plus $100 million of additional non-associate utility accounts receivable, at any given time on a 12-month rolling monthly average basis. Temporary relief with respect to the factoring of non-associate receivables is appropriate in light of CSW's recent sale of Transok, which sale has resulted in a temporarily decreased level of associate receivables. Temporary relief allowing CSW Credit to engage in the HLP factoring transactions is consistent with the Act because such transactions constitute an essential part of the normalization of the business relationship between CPL and

HLP and the overall settlement between the parties, and thus are "economically necessary to, and not detrimental to the proper functioning of" the CSW system.

         (i) CSW Credit's Proposed Activities Satisfy the Requirements of Sections 10(c)(1) and 11 of the Act Because CSW Credit will Continue to be Primarily Devoted to Serving the Operations of the CSW System

                  Section 10(c)(1) of the Act provides, in relevant part, that the Commission shall not approve "an acquisition of securities or utility assets, or of any other interest, which is
 . . . detrimental to the carrying out of the provisions of
Section 11." 15 U.S.C. Paragraph 79j(c)(1). Section 11(b)(1) makes it the duty of the Commission:
                  To require . . . that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public- utility system, and to such other businesses as are reasonable incidental, or economically necessary or appropriate to the operations of such integrated public-utility system.

15 U.S.C. Paragraphdment No 33 79k(b)(1).
                  The Commission has interpreted Section 11(b) to allow the sale or lease by registered holding company subsidiaries to non-affiliates of a variety of types of excess capacity. "[W]hen a utility holding company has a non-utility business that is functionally related to the utility operations and that has capacity in excess of the requirements of its utility operations, the excess capacity may be sold to non-affiliates, but the non- utility business must be primarily devoted to serving the operations of the utility system." 1994 Order at 4 (citations omitted). Thus, in the 1986 Order the Commission determined that "it was sufficient that CSW Credit's factoring business was primarily devoted to furthering CSW's operations." Id. (citations omitted). In this regard, the Commission stated:
                  None of the "excess capacity" cases specifically defines the term "primarily." Their operative principle, however, appears to be "that where the portion of the other business which is functionally related to the utility operations exceeds the portion which is not, the other business may be acquired or retained.
Id. at 5 (quoting Jersey Central). We submit that the fact that "primarily" is not defined is a testament to the Commission's refusal to make the 50% Restriction an absolute sine qua non in the excess capacity context, leaving the 50% Restriction as an operative principle or guideline. Instead, the Commission has left itself interpretive latitude to prescribe other criteria for the satisfaction of the "primarily" clause, which criteria may either be different tests, or additions to or exemptions from the 50% Restriction. Thus, the Act, as interpreted by the Commission in its earlier decisions, does not address the present request, which involves undecided issues within the Commission's interpretive authority under the Act. CSW requests the Commission to exercise its interpretive authority to grant CSW Credit temporary, limited exemptions from the 50% Restriction, which exemptions will prevent inequitable harm that it would suffer if the 50% Restriction were strictly applied in this case.
                  Transok. The impetus for excluding from the calculation of the 50% Restriction non-associate receivables equivalent to the amount of receivables CSW would have factored for Transok is fundamental fairness. The Act should not force non-utility subsidiaries of registered holding companies to alienate a segment of their non-associate customer base whenever the volume of associate business is temporarily reduced by divestitures or other extraordinary events that are non-routine in nature. Put differently, a registered company should not be discouraged from effecting divestitures that make good business sense and are favored by the Act due to the threat of a formalistic application of the 50% Restriction in other parts of its business.
                  On June 6, 1996, CSW sold Transok and used a portion of the proceeds from the sale to repay completely the remaining recourse debt CSW had incurred in its acquisition of SEEBOARD. Over the twelve months prior to Transok's sale, CSW Credit factored a rolling monthly average of $87.4 million of Transok accounts receivable. It is likely that this amount would have grown along with Transok's business, such that the rolling monthly average of Transok receivables factored by CSW Credit over the period of the requested relief might well have exceeded

$100 million. The sale of Transok contributed to the financial strength of CSW and was in the spirit of sound financial management.
                  Yet, due to the sale of Transok, CSW will have almost $100 million less associate receivables in the short-term and, absent the relief requested herein, will be forced to factor $100 million less non-associate receivables per month under the 50% Restriction. This will reduce the volume of receivables factored by CSW Credit by twice the amount of Transok receivables because CSW Credit will lose the Transok receivables and must turn away an equal amount of non-associate receivables. Thus, CSW Credit will be, in effect, punished for its sale of Transok -- a transaction supported by the underlying purposes of the Act -- by being forced to reduce its non-associate receivables balance to satisfy the 50% Restriction.
                  To avoid this unjust result, CSW Credit should be allowed to temporarily factor non-associate utility receivables on the same basis as if it had not sold Transok: CSW Credit should be able to factor an amount of non-associate utility receivables equal to a reasonable estimate of Transok receivables in addition to the non-associate receivables permitted under the 50% Restriction. A contrary result would require a non-utility subsidiary to temporarily refuse to factor or to sell off receivables of established non-associate customers whenever the registered holding company makes any significant divestiture, which could damage customer relations to such an extent as to cause a diminution in the rest of its non-associate factoring business.

                  Recently, CSW acquired SEEBOARD, which has the equivalent in sterling of approximately $240 million in receivables. CSW anticipates that, in time, CSW Credit may factor SEEBOARD receivables. However, it would not be prudent for CSW Credit to factor SEEBOARD receivables at the present time because it has not adequately addressed the manner in which it can insure against currency and other risks presented by factoring the receivables of a U.K. corporation. Thus, by failing to grant temporary relief from the 50% Restriction, the Commission will leave CSW Credit in a position where it must either begin factoring the SEEBOARD receivables before it would be prudent to do so or sell off existing receivables.
                  For these reasons, CSW believes it is essential to obtain short-term, temporary relief from the 50% Restriction related to a 12-month rolling monthly average of $100 million of non-associate receivables.
                  HLP. The reasons for excluding the HLP receivables from the calculation of the 50% Restriction become clear when seen in the context of the HLP settlement with CPL. The timing of the settlement cannot be overemphasized: the settlement was reached on May 29, 1992, while the February 23, 1989 decision of the Administrative Law Judge in the Administrative Proceeding, stating that the 50% Restriction did not apply to CSW Credit, was still effective. Even though this decision had been appealed and was ultimately overturned by the Commission, CPL and HLP reasonably believed that the form of consideration agreed upon under the settlement agreement, namely, the factoring of HLP receivables by CSW Credit, would not be reduced by application of the 50% Restriction. In good faith, CPL agreed to settlement arrangements entitling CSW Credit to factor all of the HLP receivables. These settlement arrangements were approved by the Public Utility Commission of Texas. Absent the relief requested, the application of the 50% Restriction under the 1994 Order will diminish the value to be received by CPL from the settlement.
                  The HLP settlement is, in effect, an asset of CPL.  The
HLP factoring arrangement is simply an alternative method by which HLP delivers a given level of economic benefit to CPL. CPL receives more than $4.5 million per year from the factoring of HLP receivables for the calculation of the amortization of the Mirror CWIP asset for the benefit of its ratepayers. This economic benefit of the HLP settlement is therefore functionally equivalent to an asset that derived from the operations of CPL, which asset was received in exchange for another asset of CPL, its claims against HLP.
                  The 50% Restriction, which requires that non-utility business be neatly separated into associate and non-associate categories, cannot be easily applied to the HLP receivables, which do not fit into either category because they "belong" to CPL pursuant to the HLP settlement even through they are generated by HLP. The factoring of HLP receivables is, essentially, an asset that springs from the operations of the CSW utility system (which, after all, pursued the legal claims that were exchanged for the HLP receivables in the settlement). By maximizing the value of the HLP receivables to CPL, much like it maximizes the value of CPL receivables by processing them more efficiently, CSW Credit is "primarily" serving the operations of the CSW utility system, and the HLP factoring transactions thus satisfy the rationale that underlies the 50% Restriction. As the 50% Restriction does not serve the purposes of Section 11(b)(1) in the present circumstances and as CSW Credit's factoring of HLP receivables stems from the operations of the CSW system and thus will not cause CSW Credit to violate the "primarily" test,
Section 11(b)(1) should permit the HLP receivables to be temporarily removed from the calculation of the 50% Restriction so that CPL can receive the benefit of its settlement with HLP.
                  In 1995, the balance of HLP receivables purchased by CSW Credit averaged approximately $327.1 million, the balance of receivables purchased from other non-associate utilities averaged approximately $27.7 million and the balance of receivables purchased from associate companies averaged approximately $363.9 million. As set forth on Confidential Exhibit 6, it is anticipated that the balance of HLP receivables to be purchased by CSW Credit will average approximately $ ["P1"] million in 1996 and will not exceed $450 million through December 31, 2000. CSW anticipates that the balance of associate receivables to be purchased by CSW Credit will average approximately $ ["P2"] million in 1996, dip to approximately $ ["P3"] million in 1997 due to the loss of Transok receivables and will not exceed $ ["P4"] million through December 31, 2000 (exclusive of any SEEBOARD receivables that CSW Credit may factor during this period). Non-associate receivables purchased by CSW Credit are expected to average approximately $ ["P5"] million in 1996, and it is anticipated that the receivables from these sources will not exceed $100 million through December 31, 2000. No additional personnel or other facilities will be required for CSW Credit to factor the HLP receivables.
                  For these reasons, CSW believes it is essential to obtain short-term, temporary relief from the 50% Restriction related to a 12-month rolling monthly average of up to $450 million of HLP receivables.
                  Summary. CSW and CSW Credit therefore respectfully request temporary relief from the 50% Restriction set forth in the Commission's previous orders described in subsection (1) above, such as would allow CSW Credit to factor an aggregate amount up to (a) $450 million of accounts receivable of Houston Lighting & Power Company ("HLP"), plus (b) $100 million of additional non-associate utility accounts receivable, at any given time, on a 12-month rolling monthly average basis, by excluding such amount of HLP and other non-associate utility receivables as is necessary from time to time to satisfy the 50% Restriction.
                  To illustrate the range of potential impacts the requested relief may have upon the 50% Restriction, provided herewith is Confidential
Exhibit 6. Confidential Exhibit 6 sets forth two sets of projections for associate, HLP and non- associate receivables for the years 1996 through 2000. One set of projections assumes that CSW Credit will not factor SEEBOARD receivables during the period of the requested relief and the other set assumes that CSW Credit will factor SEEBOARD receivables. However, as noted above, at present, significant obstacles prevent CSW Credit from factoring SEEBOARD receivables. CSW cannot reliably predict if these obstacles can be overcome and, if they can, when it would be likely to begin factoring SEEBOARD receivables. In addition, please note that the projections contained in Confidential Exhibit 6 consist of forward-looking information and, accordingly, actual results may differ materially from such projections based upon changes in the underlying assumptions, including assumptions that are neither expressed nor implied herein.
                  Each set of projections includes base case, worst case and best case scenarios. The worst case scenario sets forth projected amounts of receivables business based upon assumptions that will lead to the greatest use of the requested exemption. Thus, the worst case scenario assumes that HLP and non-associate receivables increase to the greatest amount allowed under the requested exemption, while associate receivables remain at the present level (factoring out the residual effect of Transok on the average associate receivables). In contrast, the best case scenario sets forth projected amounts of receivables based on assumptions that will lead to the lowest use of the requested exemption. Thus, the best case scenario assumes that HLP and non-associate receivables remain at their 1996 levels, while associate receivables grow in the manner projected in the base case.
                  Assuming that CSW Credit does not factor SEEBOARD receivables during the period of the requested relief, under the base case, the amount of the exemption used would range from a low of $ ["P6"] in 1996 to a high of $ ["P7"] in 2000. The ratio of non-associate receivables to total receivables would not exceed ["P8"] % under the base case. Under the best case, the amount of the exemption used would peak at $ ["P9"] in 1997 and then decrease steadily to $ ["P10"] in 2000. The ratio of non- associate receivables to total receivables would peak at ["P11"] % in 1997 and then decrease to ["P12"] % in 2000 under the best case. Only under the worst case, in which associate receivables do not grow and HLP and non-associate increase dramatically to the full amount allowed under this request, does CSW Credit use the entire exemption amount. Under the worst case, the amount of the exemption used would be $ ["P13"] and the ratio of non-associate receivables to total receivables would be ["P14"] %. CSW Credit believes that the worst case scenario, although possible, is rather unlikely. The service areas of HLP and the CSW operating companies are in the same region and thus are affected by the same business, economic and weather-related determinants of utility revenue, which in turn determines the amount of receivables to be factored. As such, there may be a high correlation between the growth rates of HLP and associate receivables.
                  If CSW Credit begins to factor SEEBOARD receivables during the period of the requested relief, the use of the exemption decreases dramatically and, in most circumstances, the exemption will no longer be used at all. As Confidential Exhibit 6 shows, under the base case and best case, as soon as SEEBOARD receivables become fully factored into the twelve month rolling average, the exemption will no longer be used. Even under the worst case, only $ ["P15"] of the exemption is used and the ratio of non-associate receivables to total receivables would be ["P16"] %.

                  CSW Credit will continue to purchase receivables from HLP in accordance with CSW Credit's customary business practice and at prices consistent with the authorization previously conferred upon CSW Credit by the Commission pursuant to the orders summarized above. CSW recognizes that, upon expiration of authority that is granted pursuant to this application, it may be required, absent further relief from the Commission, to divest certain non-associate or HLP receivables, from time to time, in order to be in compliance with the 50% Restriction.
                  CSW Credit will file 45 days after the end of each calendar quarter reports pursuant to Rule 24 under the Act containing the following information and statements: (1) a balance sheet for CSW Credit as of the end of the quarter, a statement of income for the three months ended period and twelve months period plus notes to the financial statements; (2) a listing of CSW Credit's principal amount of borrowings outstanding at the end of each quarter, which contains the term of each obligation, the name of lending institution and the effective cost of borrowing; (3) the amount of each month's accounts receivable purchased by CSW Credit per operating company and a detailed calculation of the quarterly discount; (4) a calculation by month of the earnings coverage for CSW Credit's indebtedness; (5) an analysis of the respective average returns on common equity, which includes any decision of a state regulatory commission dealing with a change to an authorized return on common equity calculation; (6) a capital structure calculation as of the end of each quarter; (7) copies of any state regulatory commission decisions or analyses of the effect of the factoring of CSW System accounts receivable on rates; (8) copies of end of year audited financial statements of CSW Credit; and (9) a copy of the accounting system procedures and chart of accounts of CSW Credit as maintained by Central and South West Services, Inc.
                  Further, CSW Credit will adapt its quarterly Rule 24 reports in the following respects to provide additional information regarding its accounts receivable factoring business. First, CSW Credit will include a footnote to Exhibit 4 to its Rule 24 reports in which it will identify each non-affiliate company for which it factors accounts receivable. Second, CSW Credit will include an expanded Bad Debt Write-Off table, which will distinguish between HLP and other non-affiliates. Third, CSW Credit will report, with appropriate calculation methodology, the amount received by CPL from CSW Credit's factoring of HLP accounts receivable. Fourth, CSW Credit will include an expanded Exhibit 5 to its Rule 24 reports, which identifies the dollar amount of discount between retail and wholesale cost of capital for each associate public utility. Fifth, if any new associate public utility, EWG or FUCO is added to CSW Credit's accounts receivable factoring program, CSW Credit will identify the corporation and incorporate it in Exhibit 4 to CSW Credit's quarterly reports. Item 2. Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with the transactions is as follows:

         Holding Company Act filing fee                       $  2,000*

     Counsel fees
         Milbank, Tweed, Hadley & McCloy                       $ 25,000

         Miscellaneous and incidental
           expenses including travel,
           telephone and postage                               $  1,000

                  TOTAL                                        $ 28,000

---------------
* Actual Amount

                  No transactional fees or commissions will be paid to any associate or affiliate company of CSW in connection with the proposed activities.
Item 3.           Applicable Statutory Provisions.
                  Sections 6, 7, 9, 10 and 12 and Rule 45 under the Act are or may be applicable with respect to the proposed activities.
Item 4.           Regulatory Approval.
                  No approvals from any other governmental agency are necessary for the proposed activities described herein.
Item 5.           Procedure.
                  The Commission issued and published on November 8, 1996 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration. Such notice specified December 2, 1996 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission. The Applicants respectfully request that the Commission enter as soon as possible an appropriate order granting and permitting this Application-Declaration to become effective.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the

Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
                  Exhibit 1 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company.

                  Exhibit 2   -       Final or "Past Tense" Opinion of
                                      Milbank, Tweed, Hadley & McCloy, counsel to the Company (to be filed with Certificate of Notification.)

                  Exhibit             3 - Proposed Notice of Proceeding
                                      (previously filed).

                  Exhibit 4   -       Financial Statements of Central and
                                      South West Corporation and its
                                      subsidiaries per books and pro forma as
                                      of September 30, 1996.

                  Exhibit 5   -       CPL 1991 Annual Report on Form 10-K, as
                                      of December 31, 1991.

                  Exhibit 6   -       CSW Credit, Inc. Sensitivity Analysis
                                      (Confidential) (previously filed).

                  Exhibit 7   -       Agency and Purchase Agreements between
                                      CSW Credit, Inc. and Houston Lighting
                                      & Power Company, dated May 29, 1992;
                                      Stipulation and Agreement between
                                      Central Power and Light Company and the
                                      Public Utility Commission of Texas,
                                      dated May 16, 1992; Final Order of the
                                      Public Utility Commission of Texas,
                                      dated October 4, 1995 (Confidential).

Item 7.           Information as to Environmental Effects.

                  The proposed transactions do not constitute a major federal action having a significant effect on the quality of the human environment.

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 19, 1996

                       CENTRAL AND SOUTH WEST CORPORATION


                                  By:/s/WENDY G. HARGUS
                                     Wendy G. Hargus
                                     Treasurer

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 19, 1996

                                   CSW CREDIT, INC.


                                   By:/s/STEPHEN D. WISE
                                      Stephen D. Wise
                                      Treasurer

                                  EXHIBIT INDEX


Exhibit                        Exhibit                         Transmission
Number                                                            Method


  1               Preliminary Opinion of Milbank, Tweed,       Electronic
                  Hadley & McCloy, counsel to the Company.

  2               Final or "Past Tense" Opinion of                ---
                  Milbank, Tweed, Hadley & McCloy,
                  counsel to the Company (to be filed
                  with Certificate of Notification.)

  3               Proposed Notice of Proceeding                   ---
                  (previously filed).

  4               Financial Statements of Central and South    Electronic
                  West Corporation and its subsidiaries per books and pro forma, as of September 30, 1996.

  5               CPL 1991 Annual Report on Form 10-K,       Incorporated
                  as of December 31, 1991 (incorporated      by Reference
                  by reference).

  6               CSW Credit, Inc. Sensitivity Analysis           ---
                  (Confidential) (previously filed).

  7               Agency and Purchase Agreements between        Paper
                  CSW Credit, Inc. and Houston Lighting
                  & Power Company, dated May 29, 1992;
                  Stipulation and Agreement between Central
                  Power and Light Company and the Public
                  Utility Commission of Texas, dated May 16,
                  1992; Final Order of the Public Utility
                  Commission of Texas, dated October 4, 1995
                  (Confidential).